Annual Consolidated Financial Statements of Alithya Group inc. For the years ended March 31, 2023 and 2022

Exhibit 99.2

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alithya Group inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Alithya Group inc. (the "Company") as of March 31, 2023 and March 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the years in the two-year period ended March 31, 2023, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and March 31, 2022, and results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 2

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

Montréal, Canada
June 7, 2023

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 3

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended March 31,
(in thousands of Canadian dollars, except per share data)		2023	2022
	Notes	$	$
Revenues	22	522,701	437,885
Cost of revenues	18	370,927	321,732
Gross margin		151,774	116,153

Operating expenses
Selling, general and administrative expenses	18	126,522	98,838
Business acquisition, integration and reorganization costs	19	18,079	11,617
Depreciation	18	6,536	5,435
Amortization of intangibles	7	27,497	14,285
Foreign exchange loss (gain)		159	(26)
		178,793	130,149
Operating loss		(27,019)	(13,996)
Net financial expenses	20	9,335	4,579
Loss before income taxes		(36,354)	(18,575)
Income tax expense (recovery)
Current	11	569	(20)
Deferred	11	(6,826)	(3,007)
		(6,257)	(3,027)
Net loss		(30,097)	(15,548)

Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		5,557	(439)
		5,557	(439)
Comprehensive loss		(24,540)	(15,987)

Basic and diluted loss per share	16	(0.32)	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31,	March 31,
(in thousands of Canadian dollars)		2023	2022
	Notes	$	$
Assets
Current assets
Cash		22,583	17,655
Restricted cash		—	3,254
Accounts receivable and other receivables	4	92,453	100,867
Unbilled revenues		23,420	17,272
Tax credits receivable		9,944	8,515
Prepaids		7,680	6,162
		156,080	153,725
Non-current assets
Tax credits receivable		12,108	11,873
Other assets		1,111	1,303
Property and equipment	5	8,724	10,412
Right-of-use assets	6	9,353	15,146
Intangibles	7	104,335	101,927
Deferred tax assets	11	5,997	7,247
Goodwill	8	166,393	146,088
		464,101	447,721

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	9	91,263	89,660
Deferred revenues		22,275	20,409
Current portion of lease liabilities	6	3,873	3,510
Current portion of long-term debt	10	12,808	19,316
		130,219	132,895
Non-current liabilities
Contingent consideration	3	9,157	—
Long-term debt	10	114,382	87,360
Lease liabilities	6	14,643	17,753
Deferred tax liabilities	11	8,632	9,962
		277,033	247,970
Shareholders' equity
Share capital	12	311,967	305,222
Deficit		(141,481)	(111,654)
Accumulated other comprehensive income (loss)		4,610	(947)
Contributed surplus		11,972	7,130
		187,068	199,751
		464,101	447,721
Commitments and contingencies	14

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended March 31, (in thousands of Canadian dollars, except share data)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(30,097)	—	—	(30,097)
Other comprehensive income		—	—	—	5,557	—	5,557
Total comprehensive income (loss)		—	—	(30,097)	5,557	—	(24,540)
Share-based compensation	13	—	—	—	—	3,745	3,745
Share-based compensation granted on business acquisition	13	—	—	—	—	2,995	2,995
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	12	738,382	1,708	—	—	(1,708)	—
Issuance of Subordinate Voting Shares in consideration of the acquisition of Datum, net of share issuance costs	3, 12	1,867,262	5,528	—	—	—	5,528
Issuance of Subordinate Voting Shares in consideration of the acquisition of Trafic 3W inc., net of share issuance costs	3, 12	83,449	276	—	—	—	276
Shares purchased for cancellation	12	(371,525)	(1,303)	270	—	—	(1,033)
Issuance of Multiple Voting Shares from exercise of stock options	12	152,632	536	—	—	(190)	346
Total contributions by, and distributions to, shareholders		2,470,200	6,745	270	—	4,842	11,857
Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	11,972	187,068

Balance as at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(15,548)	—	—	(15,548)
Other comprehensive loss		—	—	—	(439)	—	(439)
Total comprehensive loss		—	—	(15,548)	(439)	—	(15,987)
Share-based compensation	13	—	—	—	—	1,792	1,792
Share-based compensation granted on business acquisition	13	—	—	—	—	1,524	1,524
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	12	834,324	2,935	—	—	(2,935)	—
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.	3, 12	25,182,676	80,585	—	—	—	80,585
Issuance of Subordinate Voting Shares under a private placement	12	8,143,322	24,686	—	—	—	24,686
Shares purchased for cancellation	12	(349,400)	(1,244)	84	—	—	(1,160)
Issuance of Multiple Voting Shares and Subordinate Voting Shares from exercise of stock options	12	155,382	528	—	—	(229)	299
Issuance of Subordinate Voting Shares from settlement of DSUs	12	63,874	195	—	—	(195)	—
Total contributions by, and distributions to, shareholders		34,030,178	107,685	84	—	(43)	107,726
Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended March 31,
(in thousands of Canadian dollars)		2023	2022
	Notes	$	$
			(note 2)
Operating activities
Net loss		(30,097)	(15,548)
Items not affecting cash
Depreciation and amortization		34,033	19,720
Contingent consideration	3	9,157	—
Net financial expenses	20	9,335	4,579
Share-based compensation	13	6,740	3,316
Unrealized foreign exchange (gain) loss		(318)	299
Realized foreign exchange loss (gain) on repayment of long-term debt		861	(250)
Forgiveness of PPP loans	18	—	(5,868)
Impairment of property and equipment and right-of-use assets	5, 6	3,697	—
Loss on disposal of intangibles	7	—	262
Other		—	(533)
Deferred taxes	11	(6,826)	(3,007)
		26,582	2,970
Changes in non-cash working capital items	21	2,300	(1,120)
Net cash from operating activities		28,882	1,850

Investing activities
Additions to property and equipment	5	(1,736)	(1,719)
Additions to intangibles	7	(849)	(1,361)
Restricted cash		3,254	(21)
Business acquisitions, net of cash acquired	3	(14,397)	(15,705)
Right-of-use assets		—	(132)
Net cash used in investing activities		(13,728)	(18,938)

Financing activities
Increase in long-term debt, net of related transaction costs	17	98,682	156,768
Repayment of long-term debt	17	(97,518)	(146,509)
Exercise of stock options	12	346	299
Repayment of lease liabilities	6	(3,653)	(2,688)
Share issuance, net of share issue costs	12	—	24,686
Share issue costs	12	(29)	—
Shares purchased for cancellation	12	(1,033)	(1,160)
Financial expense paid	20	(8,121)	(3,479)
Net cash (used in) from financing activities		(11,326)	27,917

Effect of exchange rate changes on cash		1,100	(77)
Net change in cash		4,928	10,752
Cash, beginning of year		17,655	6,903
Cash, end of year		22,583	17,655
Cash paid (included in cash flow from operating activities)
Income taxes paid (recovered)		411	(354)

The accompanying notes are an integral part of these consolidated financial statements

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategy, application solutions services, enterprise solutions, and data and analytics. The Group deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, healthcare, government, renewable energy, manufacturing, telecommunications, transportation and logistics, and professional services sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on June 7, 2023.
Basis of Measurement
These consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Derivatives, which are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re‑measured at their fair value at the end of each reporting period.
Certain figures have been reclassified to conform to the current year presentation.
CHANGE IN ACCOUNTING POLICY
IAS 7 Statement of Cash Flows
IAS 7 prescribes that interest paid is to be classified as operating cash flows (the Group’s previous classification), or alternatively, interest paid may be classified as financing cash flows. As at October 1, 2022, as a result of recent business acquisitions financed through its senior revolving credit facility and balance of purchase price payable, the Group changed its cash flow presentation to present interest paid as financing cash flows instead of operating cash flows. This presentation provides more relevant information regarding the cash flows of the Group.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
This change in accounting policy has been applied retrospectively. Changes to the comparative amounts in the Group’s consolidated statements of cash flows are as follows:

	For the year ended March 31, 2022
	As previously reported	Adjustment	Restated amount
	$	$	$
Net cash from (used in) operating activities	(1,629)	3,479	1,850
Net cash from financing activities	31,396	(3,479)	27,917

PRINCIPLES OF CONSOLIDATION
Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has the right to variable returns from its relationship with the entity and is able to affect those returns through its power over the activities of the entity. The subsidiaries’ financial statements are included in these consolidated financial statements from the date of commencement of control until the date that control ceases.
Subsidiaries’ accounting policies have been adjusted, when necessary, to align with the policies adopted by the Group.
All intercompany balances and transactions, and any unrealized income and expenses arising from intra company transactions, are eliminated on consolidation.
These consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned subsidiaries. The Company’s principal subsidiaries are as follows:

		2023	2022
Entity	Jurisdiction	Percentage Ownership	Percentage Ownership

Alithya Canada Inc.	Quebec, Canada	100%	100%
Alithya Consulting Inc.	Quebec, Canada	100%	100%
9466-6997 Québec Inc.	Quebec, Canada	100%	—
Alithya Digital Technology Corporation	Ontario, Canada	100%	100%
Alithya USA, Inc.	Delaware, USA	100%	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%	100%
Alithya Ranzal LLC	Delaware, USA	100%	100%
Alithya Zero2Ten, Inc.	Delaware, USA	100%	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%	100%
Vitalyst, LLC	Delaware, USA	100%	100%
Datum Consulting Group, LLC	Indiana, USA	100%	—
Alithya France SAS	France	100%	100%
DCG Team UK Limited	United Kingdom	100%	—
Datum Consulting Group Australia Pty Limited	Australia	100%	—
Alithya Numérique Maroc SARLAU	Morocco	100%	100%
Datum Cybertech India Pvt Ltd.	India	100%	—

On April 1, 2022, Alithya Consulting Inc. acquired all of the shares of Trafic 3W Inc. (note 3). Immediately following such acquisition, Trafic 3W Inc. was amalgamated with Alithya Consulting Inc.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
BUSINESS COMBINATIONS
The Group accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is remeasured at fair value with the changes in fair value recognized in the consolidated statements of operations and comprehensive loss.
The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed twelve months. All other subsequent changes are recognized in the consolidated statements of operations.
TRANSLATION OF FOREIGN CURRENCIES
The Group’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency, are reflected in the consolidated statements of operations.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Foreign operations
In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. Upon consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Goodwill and fair value adjustments arising from the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to the consolidated statements of operations and are recognized as part of the gain or loss on disposal.
SEGMENTED REPORTING
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other segments. An entity shall disclose separately information about each operating segment, and can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds, into one reportable segment.
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. Information for the comparative period has been restated to also present segment information for the three reportable segments (note 22).
REVENUE RECOGNITION, UNBILLED REVENUES AND DEFERRED REVENUES
The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.
To determine whether to recognize revenue, the Group follows a 5-step process:
•Identifying the contract with a customer;
•Identifying the performance obligations;
•Determining the transaction price;
•Allocating the transaction price to the performance obligations; and
•Recognizing revenue when/as performance obligation(s) are satisfied.
The total transaction price for a contract is allocated amongst the various performance obligations based on their relative standalone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time, the Group’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling prices for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has determined standalone selling prices for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has determined standalone selling prices for software through consistent stated rates for software components. The Group has determined standalone selling prices for maintenance based on observable prices for standalone renewals.
The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as deferred revenues in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either an unbilled revenues or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.
Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Contract modifications are changes in scope and/or price that are approved by the parties to the contract. Approval may be written, oral or implied by customary business practices, and are legally enforceable. The Group accounts for modifications as a separate contract if the modifications add distinct goods or services that are priced commensurate with standalone selling prices or if the remaining goods or services are distinct from those already transferred, otherwise modifications are accounted for as part of the original contract.
Time and materials arrangements – Revenue from consulting and support services and systems implementations under time and materials arrangements is recognized as the services are rendered. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are recognized when amounts become billable.
Fixed-fee arrangements – Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized over time based on the measure of progress determined by the Group's efforts or inputs towards satisfying the performance obligation relative to the total expected inputs. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable. For certain contracts, the Group recognizes revenue based on its right to consideration when such amount corresponds to the entity’s performance completed to date.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Service based arrangements – The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time.
Subscriptions to learning services, which are available to customers at any times with unlimited use, are recognized over time, on a straight-line basis over the contract term.
Software revenue – Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis.
Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.
Group created software, and the associated maintenance, is reported on a gross basis and revenue is recognized point in time when it is distinct from the maintenance and support, otherwise it is recognized over time. Revenue from the sale of Group created software from software as a service ("SaaS") is recognized over time, on a straight line basis as the Group stands ready to provide customers with continuous access to its software over the contractual term.
For a SaaS arrangement with a fee structure based upon customer usage and priced at a fixed rate for usage, the Group recognizes revenue based on its right to consideration when such amount corresponds to the entity’s performance completed to date.
Estimated losses on revenue-generating contracts – Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated incremental costs, including direct labour, material and an allocation of other costs that relate directly to fulfilling contracts exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded under performance obligations in customer contracts in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.
Unbilled revenues and deferred revenues – Amounts recognized as revenue in excess of billings are classified as unbilled revenues. Amounts received in advance of the performance of services are classified as deferred revenues.
FINANCIAL INSTRUMENTS
Recognition and Derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Classification and Initial Measurement of Financial Assets
Except for those accounts receivables and other receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).
Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:
•amortized cost;
•fair value through profit or loss (FVTPL); and
•fair value through other comprehensive income (FVOCI).
The classification is determined by both:
•the entity’s business model for managing the financial asset; and
•the contractual cash flow characteristics of the financial asset.
All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial expense, except for impairment of accounts receivables and other receivables, which is presented within selling, general and administrative expenses.
In the years presented, the Group does not have any financial assets categorized as FVOCI or FVTPL.
Subsequent measurement of financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
•they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
•the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash, restricted cash and accounts receivable and other receivables fall into this category of financial instruments.
Impairment of financial assets and unbilled revenues
IFRS 9’s impairment requirements use forward-looking information to recognize expected credit losses – the ‘expected credit loss (ECL) model’. Instruments within the scope of IFRS 9’s impairment requirements included loans and other debt-type financial assets measured at amortized cost and FVOCI, accounts receivables and other receivables and unbilled revenues recognized and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss. Expected credit losses are not significant for the Group.
The Group considers a range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
In applying this forward-looking approach, a distinction is made between:
•financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and
•financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).
‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.
‘12-month expected credit losses’ are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
Impairment of Accounts Receivable and Other Receivables and Unbilled Revenues
The Group makes use of the simplified approach in accounting for accounts receivable and other receivables and unbilled revenues and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.
The Group assesses impairment of accounts receivables and other receivables and unbilled revenues based on days past due on a collective basis as customers with similar payment delays possess shared credit risk characteristics. The Group also assesses impairment of accounts receivables and other receivables and unbilled revenues on a customer-by-customer basis based on specific risks identified.
Classification and measurement of financial liabilities
The Group’s financial liabilities include accounts payable and accrued liabilities, contingent consideration and long-term debt.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.
Accounts payable and accrued liabilities, and long-term debt are financial liabilities which are subsequently measured at amortized cost using the effective interest method.
Financial liabilities designated at FVTPL which include contingent consideration, are carried subsequently at fair value with gains or losses recognized in profit or loss.
All interest-related charges and, if applicable, changes in an instrument’s fair value are reported in the consolidated statements of operations within financial expenses.
Transaction Costs
Transaction costs related to loans and receivables and liabilities are considered as part of the carrying value of the asset or liability and are then amortized over the expected life of the instrument using the effective interest rate method.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Financial Income and Expenses
Financial income includes interest income on cash. Interest income is recognized as it accrues in earnings, using the effective interest method. Financial expenses include interest expense on borrowings, effective interest on non-interest bearing vendor financing arising from business combinations, amortization of the unwinding of the discount on provisions, amortization of finance costs and other interest and bank charges.
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The Group enters into derivative financial instruments to manage its exposure to interest rate risks.
The resulting gain or loss on re-measurement at the fair value of the derivatives is recognized in the consolidated statements of operations, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of operations depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged items and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis. Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged item or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item.
Cash flow hedge
The effective portion of the change in the fair value of the derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. It is reclassified out of other comprehensive income into the consolidated statements of operations when the hedged item is recognized in the consolidated statements of operations.
The gain or loss relating to the ineffective portion, if any, is recognized immediately in the consolidated statements of operations.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to net loss.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
EARNINGS PER SHARE
Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to the holders of Shares (as defined further herein) by the weighted average number of Shares outstanding during the period. The net earnings (loss) attributable to the holders of Shares corresponds to the net earnings (loss) adjusted by deducting earnings allocated to preferred shares.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of additional Shares that would have been outstanding assuming the conversion of all potential equity instruments, including deferred, restricted and performance share units, if dilutive.
Dilutive potential outstanding stock options include the total number of additional Shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of Shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
“Shares” include the Subordinate Voting Shares and Multiple Voting Shares (as defined further herein).
RESTRICTED CASH
Restricted cash represents amounts held in trust as required by contractual obligations arising from a business acquisition. Restricted cash that is not expected to become unrestricted within the next twelve months is included in non-current assets on the statements of financial position.
GOVERNMENT ASSISTANCE
Certain subsidiaries are eligible for government assistance programs, in the different jurisdictions, in the form of grants, loans and tax credits for the development of e-business. Government assistance is recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Assistance is treated as a reduction in the cost of the related item.
In preparing claims, judgment is required in interpreting the regulations related to these programs, determining if the operations of the subsidiaries qualify and identifying and quantifying eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Group. Management estimates the amounts to be received or forgiven under these programs. Final settlements following examinations and audits could be different from amounts recorded and could have a material effect on the financial position or operating results of the Group.
PROPERTY AND EQUIPMENT (“P&E”)
Property and equipment are recorded at cost and amortized over their estimated useful lives, using the following methods:

	Method	Rates
Furniture, fixtures and equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	Over the term of the lease

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
LEASES
The Group as a lessee
For any new contracts entered into, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three key evaluations which are whether:
•the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
•the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.
Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.
The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements and internal-use business solutions, software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, non-compete agreements, internal-use business solutions, software licenses and tradenames acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method as follows :

	Method	Period
Customer relationships	Straight line	3 - 10 years
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
GOODWILL
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
IMPAIRMENT OF P&E, RIGHT-OF-USE ASSETS, INTANGIBLES AND GOODWILL
Timing of impairment testing
The carrying amounts of the Group's P&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, are tested for impairment at least annually as at March 31.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Impairment testing
The recoverable amount of an asset or cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use and which are largely independent of the cash inflows of other assets or groups of assets (the "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated statement of operations. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGUs (group of CGUs) on a pro rata basis not beyond the highest of:
•The fair value less costs of disposal; and
•Value in use of the individual asset, if determinable.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
Business acquisition, integration and reorganization costs are comprised of transaction costs related to business acquisitions, whether successful or not, costs of integrating acquired businesses including redundant rent, gains or losses on lease modifications, impairment of right-of-use assets from previous business combinations, gains or losses on disposal of non-core assets, transition costs relating to system integrations, contingent consideration (note 3), including changes in fair value as well as employee compensation related to business acquisitions and severance resulting from integrations and significant changes in management structure.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
PROVISIONS
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.
In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.
Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
SHARE CAPITAL
Subordinate Voting Shares, Multiple Voting Shares and preferred shares that are not redeemable or are redeemable only at the Group's option are classified as equity. Incremental costs directly attributable to the issue of Subordinate Voting Shares, Multiple Voting Shares, preferred shares and stock options are recognized as a deduction from equity, net of any tax effects. Dividends payable by the Company to its shareholders, which are determined at the discretion of the Board and in accordance with the terms of each category of shares (note 12), are recorded when declared. Dividends on Subordinate Voting Shares, Multiple Voting Shares and preferred shares are recognized as distributions within equity.
When share capital recognized as equity is purchased for cancellation, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from share capital for the shares' assigned value, any excess being allocated to contributed surplus to the extent that contributed surplus was created by a net excess of proceeds over cost on cancellation or resale of shares of the same class (charged to retained earnings if no contributed surplus for the same class of shares exists), and any discount being assigned to contributed surplus. Eligible employees can purchase Subordinate Voting Shares at the price (fair value) then in effect, in the context of the share purchase plan described in note 13.
SHARE-BASED COMPENSATION PLANS
Share purchase plan
The Company operates a share purchase plan for eligible employees of the Company and its subsidiaries. Under this plan, the Group matches the contributions made by employees up to a maximum percentage of the employee's gross salary. The Group’s contributions to the plan are recognized as salaries within cost of revenues and selling, general and administrative expenses.
Normal course issuer bid (“NCIB”)
When the Company purchases its own shares for cancellation through its NCIB, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to the deficit.
Long-term incentive plan ("LTIP")
The Company operates a LTIP for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle RSUs and PSUs in cash. The Company accounts for the RSUs and PSUs as equity-settled awards as the Board intends to settle these awards through the issuance of share capital.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
The fair value of the share-based expense is based on the grant date fair value of the award expected to vest over the vesting period with a corresponding adjustment through contributed surplus. For stock options the compensation cost is measured using the Black-Scholes option pricing model. For RSUs and DSUs the compensation cost is measured at the fair value of the underlying Subordinate Voting Share as at the grant date. The terms and conditions of each grant of PSUs, including market and non-market performance goals, are determined by the Board. For the portion of PSUs that are issuable based on market performance conditions, the amount of PSUs recognized as an expense is adjusted based on an estimate of fair value measured using a Monte Carlo model considering market performance conditions as at grant date. For the portion of the PSUs that are issuable based on non-market conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The determination as to whether the performance goals have been achieved are made by the Board.
Forfeitures, which are estimated at the time of grant, are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to share capital.
Share unit plan (“SUP”)
The Company operates a SUP for eligible employees of the Company and its subsidiaries. Under this plan, eligible employees can elect to receive up to 50% of their annual bonus in DSUs and/or RSUs (“Bonus DSUs/RSUs”) with the Company granting additional DSUs/RSUs equal to 25% of the Bonus DSUs/RSUs. The Board, at its discretion, may elect to settle DSUs and RSUs in cash. The Company accounts for DSUs and RSUs as equity-settled awards as the Board intends to settle these awards through Subordinate Voting Shares purchased on the TSX or NASDAQ.
The fair value of the share-based expense is based on 125% of the fair value of the bonus elected to be settled as DSUs and/or RSUs, with a corresponding adjustment through contributed surplus. An expense is recognized over the vesting period as employee benefits expense within general and administrative expenses, with a corresponding amount recognized in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of units for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the units of awards that do meet the related service and non-market performance conditions at the vesting date.
When DSUs and/or RSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to share capital.
The SUP also provides for the grant of discretionary DSUs and/or RSUs. The compensation cost is measured at the fair value of the underlying Subordinate Voting Share as at the grant date.
Forfeitures, which are estimated at the time of grant, are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The following are critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Group manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Group has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM, ERP and Data Solutions.
Determination of the aggregation of operating segments – The Group uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. The Group has examined its activities and has determined that it has three reportable segments based on geography: Canada, U.S. and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition of fixed-fee arrangements – The Group recognizes revenues from fixed-fee arrangements which can extend over more than one reporting period. Revenue from these fixed-fee arrangements is recognized over time based on a measure of progress using generally the Group’s best estimate of the total expected labour costs or total expected labour hours, and the related risks associated with completing the projects. In addition, the determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials and labour, as well as potential claims from customers. As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Group's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Impairment of long-lived assets – The Group’s impairment test for goodwill is based on internal estimates of either the value-in-use calculations using valuation models such as the discounted cash flow model or the fair value less costs of disposal calculations using valuation models such as a multiple applied to Adjusted EBITDA. Key assumptions on which the Group has based its determination of the individual CGUs’ value-in-use include discounted future expected net operating cash flows, estimated long-term growth rates of net operating cash flows and pre-tax value weighted average cost of capital (“WACC”). Key assumptions used in the fair value less cost of disposal calculations include estimated revenues and EBITDA margin in determining forecasted Adjusted EBITDA, as well as the multiple applied to forecasted Adjusted EBITDA. Changes in these estimates can have a material impact on the recoverable amount calculations and ultimately the amount of any goodwill impairment recognized. Refer to note 8 for additional information on the assumptions used.
Business combinations – The Group accounts for business combinations using the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Group develops the fair value by using appropriate valuation techniques which are generally based on discounted future expected cash flows. These evaluations are linked closely to the assumptions made by the Group and can consist of the future performance of the related assets, the discount rate and the attrition rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Grants, loans and tax credits – The Group is eligible for government assistance programs, in different jurisdictions, which are recorded as a reduction in the cost of the related item when there is reasonable assurance that the assistance will be received and that the Group will comply with all relevant conditions. The Group interprets the regulations related to these programs, determines if the operations of the Group qualify and identifies and quantifies eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Group. These interpretations are used to determine the amounts to be received or forgiven under the programs and are subject to examinations and audits which could reach conclusions that are materially different from amounts recorded by the Group.
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract include incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
3. BUSINESS COMBINATIONS
Business combinations realized in the fiscal year ended March 31, 2023
Datum
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments. Management expects that its modernization practice and cloud-based software as a service (SaaS) offering will be complementary to Alithya's existing offerings and will allow for cross-selling opportunities.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$45,488,000 ($58,550,000), in aggregate.
The purchase consideration of US$27,200,000 ($35,010,000), in aggregate, consisted of: (i) US$13,542,000 ($17,430,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates") (note 10).
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT’D)
The deferred cash consideration will be recognized as employee compensation on business acquisition, over three years (note 19).
The deferred share consideration will be recognized as share-based compensation to an employee, over three years (note 13).
The potential earn-out consideration is payable in cash (75%) and by Subordinate Voting Shares (25%), with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates.
On March 31, 2023, an amending agreement to the equity purchase agreement was executed wherein the condition for employment for the payment of the potential earn-out was removed (The “Earn-out Amendment”).
From the acquisition date to the Earn-out Amendment date, the potential earn-out consideration payable in cash was treated as employee compensation, and was to be expensed over three years as the related services were to be provided, at the best estimate of the payout amount required to settle the present obligation at the end of the reporting period. The potential earn-out consideration payable in shares was treated as share-based compensation, which was to be expensed over the three-year vesting period.
As a result of the Earn-out Amendment, a contingent consideration liability and expense, in the amount of $9,157,000 was recorded as at March 31, 2023, representing the present value of the expected payout amount for the potential earn-out over the next three years. The contingent consideration expense is recorded in business acquisition, integration and reorganization costs.
The portion of the contingent consideration to be settled in shares is adjusted to reflect the number of awards for which the non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the non-market performance conditions at the vesting dates.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration’s valuation have been completed.
For the year ended March 31, 2023, the Company incurred acquisition-related costs pertaining to the Datum Acquisition of approximately $1,369,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum	$

Current assets
Cash	2,798
Accounts receivable and other receivables	3,552
Unbilled revenue	1,301
Prepaids	159
7,810
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles (note 7)	24,070
Goodwill (note 8)	13,696
Total assets acquired	45,768

Current liabilities
Accounts payable and accrued liabilities	4,255
Deferred revenue	945
Current portion of lease liabilities	71
5,271
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	6,398
Total liabilities assumed	11,733

Net assets acquired	34,035

As at March 31, 2023, upon final determination of the fair values, the intangibles value was increased by $1,545,000, goodwill value was reduced by $1,134,000 and deferred tax liabilities value was increased by $411,000. The effects of the adjustments to the purchase price were not material to the financial statements for the period from the acquisition date to March 31, 2023.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum	$
Consideration transferred settled in cash	17,430
Issuance of 1,867,262 Subordinate Voting Shares (note 12)	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000) (note 10)	11,053
Total consideration transferred	34,035

Datum's contribution to the Group results
For the year ended March 31, 2023, the Datum business contributed revenues of approximately $16,326,000 and a loss before income taxes in the amount of $15,762,000, including amortization, primarily related to the acquired customer relationships, of $5,658,000, contingent consideration of $9,157,000, share-based compensation granted on business acquisitions of $2,644,000, and acquisition and integration costs of $2,099,000.

If the acquisition had occurred on April 1, 2022, pro-forma consolidated revenues and loss before income taxes for the year ended March 31, 2023 would have been $526,492,000 and $38,991,000, respectively. These amounts have been calculated using Datum’s results and adjusting for:
•differences in accounting policies between the Group and Datum;
•the removal of transaction costs incurred by Datum from April 1, 2022 to June 30, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2022.
Trafic 3W inc.
On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. (the “Trafic3W Acquisition”) for total consideration of $2,005,000, comprised of cash, in the amount of $900,000, and a balance of purchase price payable in the amount of $1,105,000.
The actual amount paid at acquisition, net of the cash acquired in the amount of $86,000, was $814,000, for a total consideration transferred of $1,919,000. The purchase price was mostly allocated to intangible assets and goodwill, in the amount of $455,000 and $1,270,000 respectively. Intangible assets acquired at the date of acquisition consisted of customer relationships and goodwill, allocated to the Canada CGU.
The balance of purchase price payable was settled in October 2022 with the issuance of 83,449 Subordinate Voting Shares, for a total value of $281,000, and the balance, in the amount of $824,000, was paid cash.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Business combinations realized in the prior fiscal year ended March 31, 2022
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration’s valuation have been completed.
For the year ended March 31, 2022, the Company incurred acquisition-related costs of approximately $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc.	$
Current assets
Cash	577
Accounts receivable and other receivables	9,985
Unbilled revenues	7,169
Prepaids	91
17,822
Non-current assets
Tax credits receivable	2,053
Property and equipment	2,207
Right-of-use assets	2,982
Intangibles (note 7)	52,777
Deferred tax assets	763
Goodwill (note 8)	42,491
Total assets acquired	121,095

Current liabilities
Accounts payable and accrued liabilities	15,069
Income taxes payable	155
Deferred revenues	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,828
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,084
Total liabilities assumed	39,532

Net assets acquired	81,563

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc.	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares (note 12)	80,585
Total consideration transferred	81,563

Alithya IT 's contribution to the Group results
For the period from April 1, 2021 to December 31, 2021, the date of Alithya IT’s administrative integration within the acquired legal entity, it contributed revenues of approximately $51,002,000, a loss in the amount of $4,595,000, including amortization, primarily related to the acquired customer relationships, of $3,805,000, and business acquisition and integration costs of $3,683,000. Since the R3D Acquisition, all new contracts and all new employees related to the acquired business were recorded in other Canadian entities of the Group, in preparation for its administrative integration.
Vitalyst, LLC
Overview
On January 31, 2022, the Company acquired all of the issued and outstanding membership interest of Vitalyst, LLC (“Vitalyst”) ("Vitalyst Acquisition"), a US-based learning, employee experience and transformative change enablement business.
The Vitalyst Acquisition was originally completed for total consideration of US$45,362,000 ($57,592,000), comprised of certain accounts payable and accrued liabilities assumed of US$2,279,000 ($2,893,000), long-term debt of US$30,150,000 ($38,279,000), and US$12,933,000 ($16,420,000) paid in cash. The consideration was subject to working capital and other adjustments, and included an additional potential earn-out of up to US$1,000,000 ($1,270,000) payable before May 31, 2023. As at March 31, 2023, it was determined that no earn-out would be payable.
The fair value of the assets acquired, the liabilities assumed, and the purchase consideration’s valuation have been completed during the year ended March 31, 2023. As a result of working capital and other adjustments, the total purchase consideration was reduced by US$830,000 ($1,049,000) during the year ended March 31, 2023, resulting in decrease in goodwill in the amount of $1,049,000 (note 8). The effects of the adjustments to the purchase price were not material to the financial statements for the year ended March 31, 2022.
For the year ended March 31, 2022, the Company incurred acquisition-related costs of approximately $1,652,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Purchase Price Allocation
As at March 31, 2022, the preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Vitalyst	$
Current assets
Cash	1,116
Accounts receivable and other receivables	6,301
Unbilled revenues	1,101
Prepaids	1,403
9,921
Non-current assets
Other assets	157
Property and equipment	583
Right-of-use assets	3,975
Intangibles (note 7)	26,323
Goodwill (note 8)	31,498
Total assets acquired	72,457

Current liabilities
Accounts payable and accrued liabilities	5,237
Deferred revenues	7,936
Current portion of lease liabilities	1,007
Current portion of long-term debt	38,584
52,764
Non-current liabilities
Lease liabilities	3,273
Total liabilities assumed	56,037

Net assets acquired	16,420

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expertise. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATIONS (CONT'D)
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows as disclosed as at March 31, 2022:

Acquisition of Vitalyst	$
Cash paid	16,420
Earn-out	—
Total consideration transferred	16,420

During the year ended March 31, 2023, the consideration paid in cash was reduced by $1,049,000.
Vitalyst's contribution to the Group results
For the year ended March 31, 2022, the Vitalyst business contributed revenues of approximately $4,980,000, and a loss before income taxes in the amount of $1,219,000, including amortization, primarily related to the acquired customer relationships, of $569,000, and acquisition and integration costs of $1,693,000.

If the acquisition had occurred on April 1, 2021, consolidated pro-forma revenue and loss before incomes taxes for the year ended March 31, 2022 would have been $464,327,000 and $13,457,000, respectively. These amounts have been calculated using Vitalyst’s results and adjusting for:
•differences in accounting policies between the Group and Vitalyst;
•the removal of transaction costs incurred by Vitalyst from April 1, 2021 to January 31, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2021.
4. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	March 31,
	2023	2022
	$	$
Trade accounts receivable, net	90,007	98,289
Other receivables	2,446	2,578
	92,453	100,867

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
5. PROPERTY AND EQUIPMENT

As at	March 31, 2023				March 31, 2022
	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Opening cost	1,874	4,925	8,494	15,293	1,738	2,889	6,149	10,776
Additions	89	1,321	326	1,736	56	1,444	219	1,719
Additions through business acquisitions (note 3)	—	55	—	55	79	591	2,120	2,790
Disposals / retirements	(325)	(13)	(758)	(1,096)	—	—	—	—
Foreign currency translation adjustment	87	504	19	610	1	1	6	8
Ending cost	1,725	6,792	8,081	16,598	1,874	4,925	8,494	15,293
Opening accumulated depreciation	448	2,083	2,350	4,881	111	1,100	1,116	2,327
Depreciation expense	280	1,344	1,183	2,807	337	996	1,235	2,568
Impairment	164	5	605	774	—	—	—	—
Disposals / retirements	(325)	(13)	(758)	(1,096)	—	—	—	—
Foreign currency translation adjustment	84	410	14	508	—	(13)	(1)	(14)
Ending accumulated depreciation	651	3,829	3,394	7,874	448	2,083	2,350	4,881
Net carrying amount	1,074	2,963	4,687	8,724	1,426	2,842	6,144	10,412

6. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	March 31,
	2023	2022
	$	$
Beginning balance	15,146	11,118
Additions	428	7,117
Depreciation	(3,729)	(2,867)
Impairment (a)	(2,923)	—
Reassessments (b)	—	(161)
Exchange rate effect	431	(61)
Net carrying amount	9,353	15,146

(a) During the year ended March 31, 2023, the Group recorded impairment charges against certain real estate right-of-use assets, in the context of on-going review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Group's footprint, realize synergies and improve the cost structure of the combined business. As a result, an impairment charge of $939,000 is presented in integration costs and the balance, in the amount of $1,984,000, is presented in selling, general and administrative expenses.
(b) During the year ended March 31, 2022, the Group entered into an agreement to sublease a portion of its office space to a subtenant. The sublease resulted in the derecognition of the right-of-use asset associated with the office space and the recognition of a long-term lease receivable, included in other assets, in the amounts of $849,000.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
6. LEASES (CONT’D)
Lease liabilities

As at	March 31,
	2023	2022
	$	$
Beginning balance	21,263	15,459
Additions	428	8,647
Lease payments	(4,478)	(3,413)
Lease interest	825	725
Reassessments	—	(88)
Exchange rate effect	478	(67)
Ending balance	18,516	21,263
Current portion	3,873	3,510
	14,643	17,753

Contractual lease payments under the lease liabilities as at March 31, 2023 are as follows:

As at	March 31, 2023
$
Less than one year	4,545
One to two years	5,219
Two to five years	7,197
More than five years	3,538
Total undiscounted lease payments at period end	20,499

Amounts recognized in net loss

Year ended	March 31,
	2023	2022
	$	$
Interest on lease liabilities	825	725
Common area maintenance	2,323	2,766
	3,148	3,491

Total cash outflow for leases for the years ended March 31, 2023 and 2022 was $6,801,000 and $6,179,000, respectively.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. INTANGIBLES

As at	March 31, 2023					March 31, 2022
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships	Software	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$
Opening cost	145,966	4,989	—	6,886	157,841	67,836	4,338	6,911	79,085
Additions, purchased	—	93	—	—	93	—	22	—	22
Additions through business acquisition (note 3)	11,525	9,782	2,703	515	24,525	78,804	296	—	79,100
Additions, internally generated	—	756	—	—	756	—	1,339	—	1,339
Disposals / retirements	—	(454)	—	—	(454)	—	(999)	—	(999)
Foreign currency translation adjustment	5,717	646	138	332	6,833	(674)	(7)	(25)	(706)
Ending cost	163,208	15,812	2,841	7,733	189,594	145,966	4,989	6,886	157,841
Opening accumulated amortization	49,958	2,741	—	3,215	55,914	38,149	2,476	1,871	42,496
Amortization	22,183	3,843	—	1,471	27,497	11,925	1,007	1,353	14,285
Disposals / retirements	—	(454)	—	—	(454)	—	(737)	—	(737)
Foreign currency translation adjustment	1,994	149	—	159	2,302	(116)	(5)	(9)	(130)
Ending accumulated amortization	74,135	6,279	—	4,845	85,259	49,958	2,741	3,215	55,914
Net carrying amount	89,073	9,533	2,841	2,888	104,335	96,008	2,248	3,671	101,927

(a) Tradenames are allocated to Data Solutions CGU for the purpose of impairment testing.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
8. GOODWILL

As at	March 31, 2023
	Canada	France	EPM	ERP	Data Solutions (b)	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	77,135	128	8,852	29,005	—	30,968	146,088
Business acquisition (note 3)	1,270	—	—	—	13,696	(1,049)	13,917
Allocation (a)	—	—	—	29,919	—	(29,919)	—
Foreign currency translation adjustment	—	8	740	4,943	697	—	6,388
Net carrying amount	78,405	136	9,592	63,867	14,393	—	166,393

As at	March 31, 2022
	Canada	France	EPM	ERP	Data Solutions	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	34,644	137	8,915	29,210	—	—	72,906
Business acquisition (note 3)	42,491	—	—	—	—	31,498	73,989
Foreign currency translation adjustment	—	(9)	(63)	(205)	—	(530)	(807)
Net carrying amount	77,135	128	8,852	29,005	—	30,968	146,088

(a) During the year ended March 31, 2023, upon completion of the purchase price allocation, the Group allocated the goodwill from the Vitalyst Acquisition to the ERP CGU for the purpose of impairment testing.
(b) Data Solutions is the CGU that relates to the goodwill from the Datum Acquisition for the purpose of impairment testing.
The Group completed an annual impairment test as at March 31, 2023 and March 31, 2022 and concluded no impairment occurred.
In assessing whether goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
Recoverable amount of ERP CGU for the year ended March 31, 2023
For the year ended March 31, 2023, the Group determined the recoverable amount of the ERP CGU based on the fair value less costs of disposal method. The fair value of the ERP CGU was based on a multiple applied to Adjusted EBITDA (as defined in note 25) for the next year, which considers financial forecasts approved by management (level 3 of the fair value hierarchy as per note 24). The key assumptions for the fair value less costs of disposal method include estimated revenues, and EBITDA margin in determining forecasted Adjusted EBITDA, as well as the multiple of 11 applied to forecasted Adjusted EBITDA. The Adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management’s assessment of the future Adjusted EBITDA and have been based on historical data from external and internal sources.
For the year ended March 31, 2023, the key assumptions related to ERP CGU, if changed, could have caused the carrying amount to exceed its recoverable amount. Varying the assumptions in the values of the recoverable amount calculation, individually as indicated below, for the year ended March 31, 2023, assuming all other variables remain constant, would result in the recoverable amount being equal to the carrying amount.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
8. GOODWILL (CONT’D)

	Incremental decrease in Adjusted EBITDA margin	Incremental decrease in Adjusted EBITDA multiple
	Basis points	Multiple
ERP	231	2.4

For the year ended March 31, 2022, the Group determined the recoverable amount of the ERP CGU based on the value-in-use calculation, as described below.
Recoverable amount of other CGUs, including ERP CGU for the year ended March 31, 2022
The recoverable amount of each CGU was determined based on the value-in-use calculations, covering a three-year forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows of each CGU is determined by applying a suitable WACC reflecting current market assessments of the time value of money and the CGU-specific risks.
Key assumptions used in impairment testing by CGU are as follows:

As at	March 31, 2023
	Canada	France	EPM	ERP	Data Solutions
	%	%	%	%	%
Before tax WACC	14.3	20.2	18.4	N/A	19.1
Long-term growth rate of net operating cash flows (a)	1.9	1.5	1.8	N/A	1.8

(a) The long-term growth rate is based on published industry research.

As at	March 31, 2022
	Canada	France	EPM	ERP	Data Solutions
	%	%	%	%	%
Before tax WACC	11.9	16.7	15.2	15.3	—
Long-term growth rate of net operating cash flows (a)	3.4	2.6	2.7	2.7	—

(a) The long-term growth rate is based on published industry research.
For the year ended March 31, 2023, no reasonable possible change in any of the above key assumptions would cause the carrying value of the France and Data Solutions CGUs to exceed their recoverable amount.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
8. GOODWILL (CONT’D)
For the year ended March 31, 2023, two key assumptions related to the Canada and EPM CGUs were identified that, if changed, could have caused the carrying amounts to exceed their recoverable amounts. Varying the assumptions in the values of the recoverable amount calculations, individually as indicated below, for the year ended March 31, 2023, assuming all other variables remain constant, would result in the recoverable amounts being equal to the carrying amounts.

	Incremental increase in before tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	165	218
EPM	98	146

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31,
	2023	2022
	$	$
Trade payable	53,145	53,507
Accrued compensation	33,835	31,396
Consumption taxes payable	4,071	3,694
Performance obligations in customer contracts	212	1,013
Provision	—	50
	91,263	89,660

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
10. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	March 31,
	2023	2022
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	82,512	66,631
Secured loans (b)	13,192	8,596
Subordinated unsecured loans (c)	20,000	17,500
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8% effective interest rate), paid in April 2022	—	3,100
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), paid in October 2022	—	1,748
Balance of purchase payable with a nominal value of $8,519,000 ($6,825,000 US), non-interest bearing (6.0% effective interest rate), paid in December 2022	—	8,178
Balance of purchase price payable with a nominal value of $12,641,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,214,000 (US$3,115,000), maturing on July 1, 2025	11,993	—
Deferral of employment tax payments (March 31, 2022 - US$1,219,000)	—	1,521
Other	—	120
Unamortized transaction costs (net of accumulated amortization of $1,184,000 and $754,000)	(507)	(718)
	127,190	106,676
Current portion of long-term debt	12,808	19,316
	114,382	87,360

(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, SOFR advances, bankers’ acceptances and letters of credit up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
As at March 31, 2023, the amount outstanding under the Credit Facility includes $82,512,000 (March 31, 2022 - $48,377,000) payable in U.S. dollars (US$61,000,000; March 31, 2022 - US$38,755,000).
On October 27, 2022, the Group entered into an additional operating credit facility available to a maximum amount of $2,705,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%, with the same security and financial covenants as the Credit Facility. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2023.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
10. LONG-TERM DEBT (CONT’D)
(b) The secured loans issued by Investissement Québec to finance the Group’s refundable tax credits have the following terms and conditions:

As at			March 31,
			2023	2022
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2021	March 31, 2023	Prime rate + 1,00%	—	4,670
2022	March 31, 2024	Prime rate + 1,00%	8,719	3,926
2023	March 31, 2025	Prime rate + 1,25%	4,473	—
			13,192	8,596

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023. The loans are secured by a first ranking hypothec on the universality of the Group’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at March 31, 2023 and 2022.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. INCOME TAXES
Income tax expense (recovery) for the year is as follows:

Year ended	March 31,
	2023	2022
Current tax expense (recovery):	$	$
Current tax expense (recovery) for the year	569	(20)

Deferred tax recovery:
Recognition of previously unrecognized tax benefits related to tax losses	(6,470)	—
Origination and reversal of temporary differences	(356)	(3,007)
Total deferred tax recovery	(6,826)	(3,007)
Total income tax recovery	(6,257)	(3,027)

The Group’s effective income tax rate differs from the combined statutory tax rate as follows:

Year ended	March 31,
	2023		2022
	%	$	%	$
Loss before income taxes		(36,354)		(18,575)
Company's statutory tax rate	26.5	(9,634)	26.5	(4,922)
Non-deductible share-based compensation expense	(3.1)	1,112	(3.6)	663
Other non-deductible and tax exempt items	(8.8)	3,198	1.3	(238)
Change in unrecognized deferred tax assets	0.7	(247)	(7.2)	1,340
Other	1.9	(686)	(0.7)	130
Effective income tax rate	17.2	(6,257)	16.3	(3,027)

The Group’s applicable statutory tax rate is the Canadian combined rates applicable in the jurisdictions in which the Group operates.
Deferred income tax assets and liabilities
The amounts recognized in the consolidated statement of financial position consist of:

As at	March 31,
	2023	2022
	$	$
Deferred tax liabilities	(8,632)	(9,962)
Deferred tax assets	5,997	7,247
	(2,635)	(2,715)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. INCOME TAXES (CONT’D)
Movements in temporary differences during the year were as follows:

As at	March 31, 2023
	Opening balance	Recognized in earnings	Recognized in equity	Business acquisition	Foreign currency translation adjustment	Total
	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	17,268	972	—	—	—	18,240
Deferred financing costs	576	(102)	10	—	—	484
Total deferred tax assets	17,844	870	10	—	—	18,724
Intangibles and goodwill	(15,439)	6,055	—	(6,519)	(237)	(16,140)
Tax credits and other	(5,120)	(99)	—	—	—	(5,219)
Total deferred tax liability	(20,559)	5,956	—	(6,519)	(237)	(21,359)
Net carrying amount	(2,715)	6,826	10	(6,519)	(237)	(2,635)

As at	March 31, 2022
	Opening balance	Recognized in earnings	Recognized in equity	Business acquisition	Foreign currency translation adjustment	Total
	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	13,116	2,804	—	1,348	—	17,268
Deferred financing costs	558	(110)	113	15	—	576
Total deferred tax assets	13,674	2,694	113	1,363	—	17,844
Intangibles and goodwill	(6,129)	2,373	—	(11,683)	—	(15,439)
Tax credits and other	(3,060)	(2,060)	—	—	—	(5,120)
Total deferred tax liability	(9,189)	313	—	(11,683)	—	(20,559)
Net carrying amount	4,485	3,007	113	(10,320)	—	(2,715)

During the year ended March 31, 2023, the Group recognized a deferred tax asset in the amount of $6,470,000 that was probable of being realized as a result of the deferred tax liability recognized pursuant to the Datum Acquisition (note 3). The recognized deferred tax asset relates to previous years' net operating losses of the Group in the U.S. available for carryforwards as at July 1, 2022 in the amount of approximately $24,359,000 that was previously not recognized.
As at March 31, 2022, net deferred tax assets of $1,127,000 were recognized with respect to entities that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. INCOME TAXES (CONT’D)

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date	Canada
$
2039	922
2040	390
2041	2,075
2042	3,516
2043	5,471
12,374

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date (a)	USA
$
2037	13,328
Indefinite	16,387
29,715

(a) Net operating losses amounting to $20,292,000 of which $13,328,000 will expire in 2037, are limited due to the U.S. tax rules applicable on the acquisition of Edgewater Technology Inc. In addition, the Company has i) state losses amounting to approximately $53,274,000 (with expiry dates ranging from 2024 to 2043) and ii) net deductible temporary differences totaling approximately $20,834,000 for which no deferred tax benefit has been recognized.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL
AUTHORIZED
As at March 31, 2023 and 2022, the Company had an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and
•Preferred shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
ISSUED
As at March 31, 2023, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	85,554,000	300,901	7,171,616	4,321
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	738,382	1,708	—	—
Shares issued in consideration of the acquisition of Datum (note 3)	1,867,262	5,528	—	—
Shares issued in consideration of the acquisition of Trafic 3W inc. (note 3)	83,449	276	—	—
Shares purchased for cancellation	(371,525)	(1,303)	—	—
Exercise of stock options	—	—	152,632	536
Ending balance	87,871,568	307,110	7,324,248	4,857

During the year ended March 31, 2023, the following transactions occurred:
•As part of the acquisition of Matricis Informatique Inc., 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•As part of the acquisition of Travercent LLC, 580,500 Subordinate Voting Shares, with a total value of US$819,000 ($1,108,000), reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•As part of the Datum Acquisition (note 3), 1,867,262 Subordinate Voting Shares, with a total fair value of $5,552,000, were issued. The Company incurred share issue costs in the amount of $32,000, net of deferred income tax of $8,000, for net consideration of $5,528,000.
•As part of the Trafic3W Acquisition (note 3), 83,449 Subordinate Voting Shares, with a total fair value of $281,000, were issued. The Company incurred share issue costs in the amount of $7,000, net of deferred income tax of $2,000, for net consideration of $276,000.
•The purchase for cancellation of 371,525 Subordinate Voting Shares under the Company's NCIB for a total cash consideration of $1,033,000 and a carrying value of $1,303,000. The excess of the carrying value over the purchase price in the amount of $270,000 was recorded to retained earnings.
•152,632 stock options were exercised and 152,632 Multiple Voting Shares were issued with a value of $536,000, for cash consideration of $346,000, with $190,000 reclassified from contributed surplus.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
As at March 31, 2022, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	51,373,822	193,552	7,321,616	3,985
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	834,324	2,935	—	—
Shares issued in consideration of the acquisition of R3D (note 3)	25,182,676	80,585	—	—
Shares issued under a private placement	8,143,322	24,686
Shares purchased for cancellation	(349,400)	(1,244)	—	—
Exercise of stock options	2,750	10	152,632	518
Conversion of shares	302,632	182	(302,632)	(182)
Settlement of DSUs	63,874	195	—	—
Ending balance	85,554,000	300,901	7,171,616	4,321

During the year ended March 31, 2022, the following transactions occurred:
•As part of the acquisition of Matricis Informatique Inc., 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the acquisition of Travercent LLC, 376,250 Subordinate Voting Shares, with a total value of US$975,000 ($1,249,000), reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the acquisition of Groupe Askida Inc. and Askida Consulting Services Inc., 300,192 Subordinate Voting Shares, with a total value of $1,086,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the R3D Acquisition (note 3), 25,182,676 Subordinate Voting Shares, with a total fair value of $80,585,000, were issued.
•Through a private placement that closed on January 31, 2022, a total of 8,143,322 Subordinate Voting Shares were issued at market price of $3.07 per share for cash consideration of $25,000,000, of which 6,514,658 Subordinate Voting Shares were issued to an entity controlled by a director and the balance of 1,628,664 were issued to Investissement Québec. The Company incurred share issue costs in the amount of $427,000, net of deferred income tax of $113,000, for net cash proceeds of $24,686,000. As at March 31, 2023, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.
•The purchase for cancellation of 349,400 Subordinate Voting Shares under the Company's NCIB for a total cash consideration of $1,160,000 and a carrying value of $1,244,000. The excess of the carrying value over the purchase price in the amount of $84,000 was recorded to retained earnings.
•155,382 stock options were exercised and 2,750 Subordinate Voting Shares and 152,632 Multiple Voting Shares were issued with a value of $528,000, for cash consideration of $299,000, with $229,000 reclassified from contributed surplus.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
•302,632 Multiple Voting Shares with a carrying value of $182,000 were converted into 302,632 Subordinate Voting Share by two directors of the Company.
•63,874 DSUs were settled and 63,874 Subordinate Voting Shares were issued with a value of $195,000, reclassified from contributed surplus.
13. SHARE-BASED PAYMENTS
Share purchase plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the employee’s annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ.
NCIB
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company was allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021.
The NCIB plan authorized the Company to make purchases for cancellation during the period between September 20, 2021 and the earlier of September 19, 2022 and the date on which the Company would have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or would otherwise have decided not to make any further purchases.
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise decide not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
LTIP
The Company operates a LTIP which provides for awards of stock options, restricted shares, RSUs, PSUs, DSUs, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE-BASED PAYMENTS (CONT’D)
Stock options
Under the Company’s LTIP, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. Until February 13, 2023, the LTIP provided that stock options be issued with an exercise price equal to the closing price of the Subordinate Voting Shares on the TSX on the business day immediately prior to the grant date. On February 13, 2023, the Board amended the LTIP to provide that stock options be issued with an exercise price equal to the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the day that is immediately prior to the grant date. Stock options vest as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options shall be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment, in which case the LTIP provides earlier terms. The LTIP provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the LTIP shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following tables present information concerning outstanding stock options issued by currency:

Year ended	March 31, 2023		March 31, 2022
	Number of stock options	Weighted average exercise price (CAD)	Number of stock options	Weighted average exercise price (CAD)
		$		$
Beginning balance	3,079,598	3.19	2,607,528	3.10
Granted	626,230	3.25	774,202	3.23
Forfeited	(67,500)	3.60	(148,000)	3.20
Expired	(85,000)	3.65	—	—
Exercised	(152,632)	2.27	(154,132)	(1.92)
Ending balance	3,400,696	3.23	3,079,598	3.19
Exercisable at year end	1,464,014	3.42	1,289,896	3.22

Year ended	March 31, 2023		March 31, 2022
	Number of stock options	Weighted average exercise price (USD)	Number of stock options	Weighted average exercise price (USD)
		$		$
Beginning balance	1,004,484	2.63	917,653	3.08
Granted	265,125	2.50	299,100	2.66
Forfeited	(94,475)	2.91	(44,167)	3.80
Expired	(90,959)	2.92	(166,852)	4.84
Exercised	—	—	(1,250)	1.67
Ending balance	1,084,175	2.55	1,004,484	2.63
Exercisable at year end	284,400	2.81	237,909	3.00

Included in the 1,464,014 (2022 - 1,289,896) stock options exercisable issued in Canadian dollars, 505,264 (2022 - 657,896) stock options are available to purchase Multiple Voting Shares as at March 31, 2023.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE-BASED PAYMENTS (CONT’D)
On June 21, 2022, Alithya issued 626,230 and 265,125 stock options, to purchase a total of 891,355 Subordinate Voting Shares, at a grant date fair value of $1.38 and US$1.06, respectively. On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares, at a grant date fair value of $1.20 and US$0.99, respectively.
During the year ended March 31, 2023, the weighted average share price at the date of exercise of stock options was $2.66. (2022 - $3.40).
The assumptions used to determine the 2023 and 2022 stock options grant date fair values using the Black-Scholes stock option pricing model were as follows:

Year ended	March 31,
	2023	2022
Weighted average assumptions
Share price	$3.25	$3.23
Exercise price	$3.25	$3.23
Risk-free interest rate	3.50%	1.25%
Expected volatility (a)	35.0%	34.7%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.3	3.2

(a) Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2023		March 31, 2022
Exercise price range (CAD)	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.90 to 2.55	735,264	5.44	892,896	5.52
2.56 to 2.96	295,000	2.63	298,500	3.64
2.97 to 3.30	1,366,432	8.15	760,202	8.26
3.31 to 3.95	564,000	5.48	673,000	5.71
3.96 to 4.55	440,000	5.59	455,000	6.59
	3,400,696	6.31	3,079,598	6.21

As at	March 31, 2023		March 31, 2022
Exercise price range (USD)	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.67 to 2.25	175,000	7.23	180,000	8.23
2.26 to 2.75	665,425	8.20	513,525	7.22
2.76 to 3.85	243,750	5.96	305,000	6.94
3.86 to 5.45	—	—	5,959	0.81
	1,084,175	7.54	1,004,484	7.28

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE-BASED PAYMENTS (CONT’D)
DSUs
a) DSUs under the LTIP
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than the date that is six months after the termination date for eligible U.S. participants.
The following table presents information concerning the outstanding number of DSUs for the respective years:

Year ended	March 31,
	2023	2022
Beginning balance	439,521	330,246
Granted to non-employee directors	227,453	173,149
Settled	—	(63,874)
Ending balance	666,974	439,521

The DSUs issued by the Company are fully vested at the grant date and the fair value of $579,000 (2022 - $576,000) has been recorded in share-based compensation expense.
b) DSUs under the SUP
Under the SUP, eligible employees of the Company may elect annually to receive up to 50% of their annual bonus in DSUs (“Bonus DSUs”). The Company also grants additional DSUs (“Matching DSUs”) equal to 25% of the Bonus DSUs.
The number of Bonus DSUs to be received by an eligible employee is determined by dividing the amount of the eligible employee’s bonus to be paid in the form of Bonus DSUs on the date on which the bonus is payable to the eligible employee (the “Award Date”) by the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the date that is immediately prior to the Award Date. Bonus DSUs vest as of the Award Date. Matching DSUs vest one year following the Award Date.
For the year ended March 31, 2023, no Bonus DSUs or Matching DSUs have been awarded. Share-based compensation expense has been recorded in the amount of $671,000 (2022 - nil), as the related service and performance conditions are expected to be met.
RSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. RSUs vest on the third anniversary of the date of grant and settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant.
As at March 31, 2023 and 2022, there was 181,498 fully-vested RSUs outstanding, in aggregate, which were granted on June 23, 2020. When those RSUs were issued, the Board determined that they would vest on the first anniversary date of the grant date and settle as soon as practicable following the third anniversary of the grant date.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE-BASED PAYMENTS (CONT’D)
PSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The terms and conditions of each PSUs grant, including market and non-market performance goals, are determined by the Board.
The following table presents information concerning the outstanding number of PSUs for the respective years:

Year ended	March 31,
	2023	2022
Beginning balance	332,263	—
Granted	528,120	332,263
Forfeited	(5,000)	—
Ending balance	855,383	332,263

On June 21, 2022, 528,120 PSUs, in aggregate, vesting three years from the date of grant were granted at a grant date fair value of $3.25, per PSU, for an aggregate fair value of $1,716,000.
On June 14, 2021, 332,263 PSUs, in aggregate, vesting three years from the date of grant were granted at a grant date fair value of $3.24, per PSU, for an aggregate fair value of $1,077,000.
Share-Based Compensation expense
Total share-based compensation expense for the years ended March 31, 2023 and 2022 is summarized as follows:

Year ended	March 31,
	2023	2022
	$	$
Stock options	1,262	851
Share purchase plan – employer contribution	1,372	1,138
Share-based compensation granted on business acquisitions	2,995	1,524
DSUs	1,250	576
RSUs	—	92
PSUs	1,233	273
	8,112	4,454

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE-BASED PAYMENTS (CONT’D)
The share-based compensation granted on business acquisitions includes the following:
•In relation to the Subordinate Voting Shares, to be issued as part of the acquisition of Matricis Informatique Inc., an amount of $100,000 (2022 - $350,000);
•In relation to the Subordinate Voting Shares, to be issued as part of the acquisition of Groupe Askida Inc. and Askida Consulting Services Inc., an amount of nil (2022 - $453,000);
•In relation to the Subordinate Voting Shares, to be issued as part of the acquisition of Travercent LLC, an amount of $251,000 (2022 - $721,000); and
•In relation to the Subordinate Voting Shares, to be issued as part of the Datum Acquisition, an amount of $2,644,000 (2022 - nil).
14. COMMITMENTS AND CONTINGENCIES
Contingencies
From time to time, the Group may become involved in various claims and litigation as part of its normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Group’s financial position and results of operations. Claims for which there is a probable unfavorable outcome are recorded in provisions.
Operating commitments
Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

Year ended	March 31, 2023
Technology licenses, infrastructure and other	Total
2024	9,176
2025	3,299
2026	1,355
2027	1,367
Thereafter	4,119
19,316

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
15. RELATED PARTIES
Ultimate controlling party
As at March 31, 2023, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.84% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.
Transactions with directors and key management personnel
Key management includes members of the Group’s Executive Committee. Certain key management of Alithya participate in the share purchase plan and the stock options plan. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,
	2023	2022
	$	$
Director compensation, and key management salaries and benefits (a)	4,101	4,312
Share-based compensation	3,081	1,325
Termination benefits	—	317
	7,182	5,954

(a) Salaries and benefits include short-term incentive compensation.
In addition to the above amounts, the Group is committed to pay incremental benefits to certain members of key management up to $6,624,000 (2022 - $5,122,000) in the event of change of control and/or termination without cause.
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at March 31, 2023, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.

Year ended	March 31,
	2023	2022
	$	$
Revenues (a)	6,811	21,100

(a) Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
As at March 31, 2023, trade accounts receivable in the amount of nil (March 31, 2022 - $4,287,000) were receivable from an entity controlled by a director that ceased to be a director of the Group on September 14, 2022.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
16. EARNINGS PER SHARE

Year ended	March 31,
	2023	2022
	$	$
Net loss	(30,097)	(15,548)

Weighted average number of Shares outstanding	94,178,549	85,297,843
Basic and diluted loss per share	(0.32)	(0.18)

The potentially dilutive outstanding equity instruments, which are DSUs, RSUs and vested options in the money mentioned in Note 13, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
17. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The changes in the Group’s liabilities arising from financing activities can be classified as follows:

As at	March 31, 2023				March 31, 2022
	Contingent consideration	Current portion of long-term debt	Long-term debt	Total	Current portion of long-term debt	Long-term debt	Total
	$	$	$	$	$	$	$
Beginning balance	—	19,316	87,360	106,676	35,134	19,817	54,951
Repayment	—	(20,362)	(77,156)	(97,518)	(42,590)	(103,919)	(146,509)
Proceeds	—	—	98,682	98,682	—	156,768	156,768
Total cash flow	—	(20,362)	21,526	1,164	(42,590)	52,849	10,259
Business acquisition (note 3)	9,157	3,684	7,369	20,210	38,584	8,887	47,471
Amortization of finance costs	—	—	430	430	—	277	277
Interest accretion on balances of purchase payable	—	393	391	784	—	823	823
PPP loan forgiveness	—	—	—	—	—	(5,868)	(5,868)
Impacts of foreign exchange	—	1,250	5,833	7,083	(9)	(1,228)	(1,237)
Reclassification other long-term debt	—	8,527	(8,527)	—	(11,803)	11,803	—
Total non cash	9,157	13,854	5,496	28,507	26,772	14,694	41,466
Ending balance	9,157	12,808	114,382	136,347	19,316	87,360	106,676

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
18. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

Year ended	March 31,
	2023	2022
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	469,210	411,669
Government assistance
–tax credits (a)	(10,686)	(10,870)
–grants and loan forgiveness (b)	—	(6,234)
Licenses and telecommunications	9,789	6,848
Professional fees	7,496	5,911
Other expenses	18,882	13,246
Impairment of property and equipment and right-of-use assets (note 5, 6)	2,758	—
Depreciation of property and equipment	2,807	2,568
Depreciation of right-of-use assets	3,729	2,867
	503,985	426,005

Expenses by Function
Cost of revenues	370,927	321,732
Selling, general and administrative expenses	126,522	98,838
Depreciation	6,536	5,435
	503,985	426,005

(a) Tax credits are included in cost of revenues, except for an amount of $189,000 (2022 - $239,000) that was included in selling, general and administrative expenses.
(b) Grants and loan forgiveness are included in cost of revenues, except for an amount of $1,324,000 that was included in selling, general and administrative expenses for the year ended March 31, 2022. Included in grants and loan forgiveness for the year ended March 31, 2022 was $5,868,000 related to the forgiveness of two loans received under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act").
19. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS

Year ended	March 31,
	2023	2022
	$	$
Acquisition costs (a)	1,554	3,964
Integration costs (b)	2,189	6,808
Reorganization costs related to modifications to cost structure (c)	4,582	845
Employee compensation on business acquisition (note 3) (d)	597	—
Contingent consideration (note 3)	9,157	—
	18,079	11,617

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions (note 3).
(b) For the year ended March 31, 2023, integration costs consisted mostly of $939,000 for impairment of right-of-use assets previously acquired as part of business combinations (note 6) (2022 - $2,820,000 for employee termination and benefits costs and the balance mostly related to professional fees incurred in relation to business integration).
(c) Reorganization costs related to modifications to cost structure consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum Acquisition (note 3).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
20. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

Year ended	March 31,
	2023	2022
	$	$
Interest on long-term debt	7,087	2,402
Interest and financing charges	558	432
Interest on lease liabilities	825	725
Amortization of finance costs	430	277
Interest accretion on balances of purchase payable	784	823
Interest income	(349)	(80)
	9,335	4,579

21. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows :

As at	March 31,
	2023	2022
	$	$
Accounts receivable and other receivables	15,750	(15,894)
Income taxes receivable	—	628
Other assets	103	—
Unbilled revenues	(4,482)	865
Tax credits receivable	(1,606)	(5,688)
Prepaids	(940)	(765)
Accounts payable and accrued liabilities	(6,159)	17,651
Deferred revenues	(366)	2,083
	2,300	(1,120)

During the year ended March 31, 2023, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $293,000 (2022 - $67,000) and $103,000 (2022 - nil) of other assets were reclassified to accounts receivable and other receivables.
During the year ended March 31, 2022, $305,000 included in accounts receivable and other receivables and $849,000 included in right-of-use assets were reclassified to other assets for a total amount of $1,154,000.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. SEGMENT AND GEOGRAPHICAL INFORMATION
The Group has three reportable segments: Canada, U.S. and International.
The Group's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The accounting policies of each reportable segment are the same as described in Note 2. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.
The following tables present the Group's operations based on reportable segments:

Year ended	March 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	312,349	189,883	20,469	522,701
Operating income by segment	35,964	26,736	2,953	65,653
Head office general and administrative expenses				40,401
Business acquisition, integration and reorganization costs				18,079
Foreign exchange loss (gain)				159
Operating income before depreciation and amortization				7,014
Depreciation and amortization				34,033
Operating loss				(27,019)

Year ended	March 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	284,614	139,519	13,752	437,885
Operating income by segment	25,420	18,996	1,253	45,669
Head office general and administrative expenses				28,354
Business acquisition, integration and reorganization costs				11,617
Foreign exchange loss (gain)				(26)
Operating income before depreciation and amortization				5,724
Depreciation and amortization				19,720
Operating loss				(13,996)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)
Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	March 31,
	2023		2022
	$	%	$	%
Canada	138,450	47.9	154,251	56.4
U.S.	148,316	51.4	118,023	43.1
International	2,039	0.7	1,299	0.5
	288,805	100.0	273,573	100.0

Information about revenues and deferred revenues
An analysis of the Group’s revenues from customers for each major service category is as follows:

Year ended	March 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	264,542	115,145	18,263	397,950
Consulting services - fixed-fee arrangements	34,062	25,834	2,201	62,097
Subscription, software and other revenues	13,745	48,904	5	62,654
	312,349	189,883	20,469	522,701

Year ended	March 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	240,043	105,722	13,343	359,108
Consulting services - fixed-fee arrangements	34,802	14,098	409	49,309
Subscription, software and other revenues	9,769	19,699	—	29,468
	284,614	139,519	13,752	437,885
During the year ended March 31, 2023 and 2022, significantly all amounts included in the opening balance of deferred revenues were recognized as revenue.
Major customer
During the year ended March 31, 2023, two clients generated individually more than 10% of total revenues for $109,743,000 (2022 - one client generated more than 10% of total revenues for $63,391,000). As at March 31, 2023, accounts receivable and other receivables from one major customer amounted to $10,777,000 or 11.7% of total accounts receivable and other receivables (2022 - one major customer amounted to $19,771,000 or 19.6%).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. REMAINING PERFORMANCE OBLIGATIONS
Remaining performance obligations relates to the Group’s performance obligations that are partially or fully unsatisfied under signed time and material contracts with ceilings and fixed-fee arrangements. When estimating minimum transaction prices allocated to the remaining unsatisfied, or partially unsatisfied, performance obligations, the Group applied the practical expedient to not disclose information about remaining performance obligations if the underlying contract has an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

The amount of the selling price allocated to remaining performance obligations as at March 31, 2023 is $30,989,000 (2022 - $42,337,000) and is expected to be recognized as revenue within a weighted average of 1.6 years (2022 - 1.3 years).
24. FINANCIAL INSTRUMENTS
The Group's financial instruments consist of cash, restricted cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities, contingent consideration and long-term debt. The Group, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Senior management and the Board are responsible for setting risk levels and reviewing risk management activities as they determine necessary.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to fluctuations in interest rates with respect to its variable rate on long-term debts. The Group's financial instruments bearing interest at variable rates are as follows:

As at	March 31,
	2023	2022
	$	$
Credit Facility (note 10)	82,512	66,631
Secured loans (note 10)	13,192	8,596
Other long-term debt	—	120
	95,704	75,347

On August 30, 2022, the Group entered into and designated as an effective hedging instrument, an interest rate swap for a nominal amount of $30,000,000 maturing on August 30, 2025 to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Group pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate.
For the year ended March 31, 2023, the Group has determined that a reasonably possible increase or decrease of 100 basis point in interest rates of the above variable-rate financial liabilities would not have a significant impact on equity and profit or loss. This analysis assumes that all other variables remain constant, in particular foreign currency exchange rates. It has been performed on the same basis for the year ended March 31, 2022.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. FINANCIAL INSTRUMENTS (CONT’D)
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s activities are financed through a combination of cash flows from operations, borrowings under existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Group’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. As at March 31, 2023, the Group has an unused capacity of $37,449,000 (2022 - $58,369,000) under its Credit Facility of $125,000,000 (2022 - $125,000,000).
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities.

As at	March 31, 2023
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	53,145	53,145	53,145	—	—	—
Contingent consideration	9,157	9,565	—	8,826	739	—
Credit Facility	82,512	88,436	5,924	82,512	—	—
Secured loans	13,192	14,226	9,398	4,828	—	—
Subordinated unsecured loans	20,000	23,275	1,310	1,310	20,655	—
Balance of purchase price payable	11,993	12,642	4,214	4,214	4,214	—
Lease liabilities	18,516	20,499	4,545	5,219	7,197	3,538
	208,515	221,788	78,536	106,909	32,805	3,538

As at	March 31, 2022
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	53,507	53,507	53,507	—	—	—
Credit Facility	66,631	70,775	2,072	2,072	66,631	—
Secured loans	8,596	9,060	4,988	4,072	—	—
Subordinated unsecured loans	17,500	21,773	1,221	1,221	19,331	—
Balances of purchase price payable	13,026	13,419	13,419	—	—	—
Other liabilities (included in long-term debt)	120	120	120	—	—	—
Lease liabilities	21,263	24,045	4,302	4,270	10,244	5,229
	180,643	192,699	79,629	11,635	96,206	5,229

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. FINANCIAL INSTRUMENTS (CONT’D)
Credit risk
Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. As at March 31, 2023 and 2022, the Group's credit risk exposure consists mainly of the carrying amount of cash held with major Canadian banks, accounts receivable and other receivables, and unbilled revenues. The carrying amounts of financial assets and unbilled revenues represent the maximum credit exposure.
Impairment losses recognized in profit or loss is not significant both in 2023 and 2022.
The credit risk in respect of cash balances is minimal as they are held with reputable financial institutions.
With respect to trade accounts receivable and unbilled revenues, the Group is exposed to a concentration of credit risk on significant customers. However, this credit risk exposure is mitigated by the relative size and nature of the business carried on by such customers. Also, the Group has a large and diversified client base from clients engaged in various industries, including banks with high credit-rating, government agencies, telecommunications and retails. Historically, the Group has not made any significant write-offs.
In order to manage its exposure to credit risk and assess credit quality, the Group established a credit policy under which collection of trade accounts receivable is a priority. Each new customer is analyzed individually for creditworthiness before the Group enters into a contract. The financial stability and liquidity of customers are assessed on a regular basis, which included the review of default risk associated with the industry in which customers operate. No significant adjustments were made to expected credit losses in connection with this assessment. The Group also limits its exposure by setting credit limits when deemed necessary.
The Group recognizes an impairment loss allowance for expected credit losses (“ECLs”) on trade accounts receivable and unbilled revenues, using an estimate of credit losses. The Company establishes an impairment loss allowance on a collective and individual assessment basis, by considering its historical experience, external indicators and forward- looking information. If actual credit losses differ from estimates, future earnings would be affected. In its assessment of the impairment loss allowance, the Group considered the economic impact resulting from the rising levels of inflation and increased borrowing rates on its ECL assessment, including the risk of default of its customers given the continued economic uncertainty. As at March 31, 2023 and 2022, allowance for ECLs was not significant.
The following table provides information about the exposure to credit risk for trade accounts receivable:

As at	March 31,
	2023	2022
	$	$
Current	65,682	70,039
0-30 days	19,544	21,600
31-60 days	1,690	3,072
61-90 days	852	1,071
Over 90 days	2,239	2,507
	90,007	98,289

The unbilled revenues are substantially all current in nature.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. FINANCIAL INSTRUMENTS (CONT’D)
Currency risk
The Group is exposed to foreign currency risk on financial instruments denominated in currencies which are different from the respective functional currencies of the Group’s companies. The currencies in which these financial instruments are mainly denominated is USD. Other currencies have no significant impact on the Group’s exposure to currency risk.
The summary quantitative data about the Group’s exposure to currency risk for the significant exchange rates is as follow, expressed in Canadian dollars:

As at	March 31,
	2023	2022
	$	$
Cash	3,662	1,428
Accounts receivable and other receivables	325	34
Accounts payable and accrued liabilities	(1,449)	(1,599)
Contingent consideration	(2,120)	—
Credit Facility	(759)	—
Balance of purchase price payable	(2,525)	—
Net statement of financial position exposure	(2,866)	(137)

The following table illustrates the sensitivity of profit and equity in regards to the Group’s financial assets and financial liabilities and the USD/Canadian dollars exchange rate ‘all other things being equal’. It assumes a +/-13% change of the USD/Canadian dollars exchange rate for the year ended March 31, 2023 (2022: +/-7% ). This percentage has been determined based on the average market volatility in exchange rate in the previous twelve months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date.

			Profit or loss
Effect in Canadian dollar			Strengthening	Weakening
As at March 31, 2023
USD	13%	Movement	(278)	278
As at March 31, 2022
USD	7%	Movement	(26)	26
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. FINANCIAL INSTRUMENTS (CONT’D)
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.
The carrying amount of cash, restricted cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of derivatives instruments is estimated by discounting expected cash flows using one month BA/CDOR forward rates (level 2). The fair market value of the interest rate swap agreement as at March 31, 2023 is insignificant.
The contingent consideration related to business combination is payable based on the achievement of growth in excess of the trailing twelve months gross margin for earn-out periods ending on the Anniversary Dates (note 3) and is included in Level 3 of the fair value hierarchy. The fair value was determined considering the expected earn-out payments, discounted to present value using a risk-adjusted discount rate of 4.4%. If projected cash flows were 10% higher, the fair value would have increased by $5,192,000. No reasonable possible change in the discount rate used in the valuation would result in a significant change in the estimated fair value of this Level 3 financial instruments.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Group for debts of the same remaining maturities and conditions (level 2). For both 2023 and 2022, the Group has determined that the fair value of the Credit Facility, the secured loans, the subordinated unsecured loan and the balances of purchase price payable are not significantly different than their carrying amount.
The following table summarizes their carrying amount.

As at	March 31,
	2023	2022
	$	$
Credit Facility (a)	82,512	66,631
Secured loans (a)	13,192	8,596
Subordinated unsecured loans (b)	20,000	17,500
Balances of purchase price payable (c)	11,993	13,026
	127,697	105,753

(a) The fair values of the Credit Facility and secured loans, bearing interest at variable rates, approximate their respective carrying amounts because the interest rates applied approximate current market interest rate.
(b) As at March 31, 2023, the fair value of the subordinated unsecured loans, bearing interest at fixed rates, was approximately $19,038,000 (March 31, 2022 - $16,982,000).
(c) As at March 31, 2023, the fair value of the balance of purchase price payable approximate its carrying amounts given the recent fair market value assessment at the time of acquisition. As at March 31, 2022, the fair value of the balances of purchase price payable approximate their carrying amounts given the short-term maturity of the balances of purchase price payable.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. CAPITAL DISCLOSURES
The Group's capital consists of cash, long-term debt and total shareholders’ equity. The Group's main objectives when managing capital are:
•to provide a strong capital base in order to maintain shareholder, creditor and stakeholder confidence and to sustain future growth development of the business;
•to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations;
•to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions; and
•to provide a rewarding return on investment to shareholders.
In managing its capital structure, the Group monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and availability under the Credit Facility. Alithya manages its capital structure and may make adjustments to it, in order to support the broader corporate strategy or in response to changes in economic conditions and risk. In order to maintain or adjust its capital structure, the Group may purchase shares from existing shareholders, issue new shares, issue new debt (including issuing new debt to replace existing debt with different characteristics), or reduce the amount of existing debt.
Total capital as at March 31, 2023 and 2022 is calculated as follows:

As at	March 31,
	2023	2022
	$	$
Cash	(22,583)	(17,655)
Restricted cash	—	(3,254)
Current portion of long-term debt	12,808	19,316
Contingent consideration	9,157	—
Long-term debt	114,382	87,360
Share capital	311,967	305,222
Deficit	(141,481)	(111,654)
Accumulated other comprehensive income (loss)	4,610	(947)
Contributed surplus	11,972	7,130
	300,832	285,518

The Group monitors capital using a number of financial metrics, including but not limited to:
•the senior debt to Adjusted EBITDA (defined as earnings before income tax expense (recovery), net financial expenses, foreign exchange, depreciation, amortization, impairment, share-based compensation and non-recurring costs) ratio, defined as senior debt to 12-month trailing Adjusted EBITDA (as defined in the Credit Facility);
•the total debt to Adjusted EBITDA ratio, defined as total debt to 12-month trailing Adjusted EBITDA; and
•the fixed charge coverage ratio, defined as Adjusted EBITDA minus taxes, distributions and capital expenditures to aggregate interest expense and regular scheduled principal repayments.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. CAPITAL DISCLOSURES (CONT’D)
The Group uses operating income, Adjusted EBITDA and cash flow from operations as measurements to monitor operating performance. Adjusted EBITDA and Adjusted EBITDA ratio, as presented, are not recognized for financial statements presentation purposes under IFRS, and do not have a standardized meaning. Therefore, they are not likely to be comparable to similar measures presented by other entities.
The continued availability of the Credit Facility is subject to the Group’s ability to maintain certain debt service and fixed charge coverage covenants, as well as other affirmative and negative covenants, including certain limitations of distributions in the form of dividends or equity repayments in any given fiscal year, as set out in the credit agreement.
The Group is subject to financial covenants pursuant to the Credit Facility agreement, which are measured on a quarterly basis. The covenants are senior debt to Adjusted EBITDA, total debt to Adjusted EBITDA and fixed charge coverage ratios. The Group was in compliance with all such covenants at March 31, 2023 and 2022.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2023 and 2022.	| 68